Consolidated Financial Statements of

CGI GROUP INC.

For the three and nine months ended June 30, 2007 and 2006

CGI GROUP INC.
Consolidated Statements of Earnings
For the three and nine months ended June 30
(in thousands of Canadian dollars, except share data) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2007	2006	2007	2006

	$	$	$	$
Revenue	933,318	866,504	2,788,720	2,631,803

Operating expenses
Costs of services, selling and administrative	788,767	746,395	2,358,324	2,282,948
Amortization (Note 7)	39,993	42,467	124,109	129,640
Restructuring costs related to specific items (Note 8)	-	15,020	23,010	46,335
Interest on long-term debt	9,375	13,146	33,488	29,852
Other income, net	(1,934)	(2,193)	(5,833)	(5,804)
Gain on sale of assets	-	-	-	(10,475)
Non-controlling interest, net of income taxes (Note 6 a))	53	-	53	-
	836,254	814,835	2,533,151	2,472,496
Earnings before income taxes	97,064	51,669	255,569	159,307
Income taxes	32,631	15,725	84,744	52,306
Net earnings	64,433	35,944	170,825	107,001
Basic earnings per share (Note 4c))	0.20	0.11	0.52	0.29
Diluted earnings per share (Note 4c))	0.19	0.11	0.51	0.29

Consolidated Statements of Comprehensive (Loss) Income
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2007	2006	2007	2006
	$	$	$	$
Net earnings	64,433	35,944	170,825	107,001
Other comprehensive income, net of income taxes:
Net change in unrealized gains on translating financial statements of self-sustaining foreignoperations	(101,738)	(49,918)	(44,073)	(44,252)
Net change in gains on translation of long-term debt designated as a hedge of net investment in self-sustaining foreign operations	14,458	8,417	8,384	7,447
	(87,280)	(41,501)	(35,689)	(36,805)
Comprehensive (loss) income	(22,847)	(5,557)	135,136	70,196

Consolidated Statements of Retained Earnings
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2007	2006	2007	2006
	$	$	$	$
Retained earnings, beginning of period	668,389	534,089	587,201	895,267
Net earnings	64,433	35,944	170,825	107,001
Share repurchase costs	-	-	-	(6,760)
Excess of purchase price over carrying value ofClass A subordinate shares acquired (Note 4a))	(8,608)	-	(33,812)	(425,475)
Retained earnings, end of period	724,214	570,033	724,214	570,033

CGI GROUP INC.
Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at June 30, 2007	As at September 30, 2006
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash and cash equivalents	96,698	115,729
Accounts receivable	475,317	479,767
Work in progress	197,087	197,381
Prepaid expenses and other current assets	84,342	89,639
Future income taxes	34,473	33,728
	887,917	916,244
Capital assets	138,428	120,032
Contract costs	197,636	214,688
Finite-life intangibles and other long-term assets (Note 2)	492,021	523,332
Future income taxes	6,701	25,127
Goodwill	1,714,481	1,737,886
Total assets before funds held for clients	3,437,184	3,537,309
Funds held for clients	191,927	154,723
	3,629,111	3,692,032

Liabilities
Current liabilities
Accounts payable and accrued liabilities	337,315	367,127
Accrued compensation	148,788	108,331
Deferred revenue	164,260	111,759
Income taxes	68,267	41,707
Future income taxes	26,737	30,384
Current portion of long-term debt	10,738	8,242
	756,105	667,550
Future income taxes	219,409	213,512
Long-term debt	507,342	805,017
Accrued integration charges and other long-term liabilities	87,111	103,210
Total liabilities before clients’ funds obligations	1,569,967	1,789,289
Clients’ funds obligations	191,927	154,723
	1,761,894	1,944,012

Shareholders’ equity
Capital stock (Note 4a))	1,386,385	1,367,606
Contributed surplus (Note 4a) and 4b))	81,530	82,436

Retained earnings	724,214	587,201
Accumulated other comprehensive loss (Note 5)	(324,912)	(289,223)
	399,302	297,978
	1,867,217	1,748,020
	3,629,111	3,692,032

CGI GROUP INC.
Consolidated Statements of Cash Flows
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited))
	Three months ended June 30		Nine months ended June 30
	2007	2006	2007	2006

	$	$	$	$
Operating activities
Net earnings	64,433	35,944	170,825	107,001
Adjustments for:
Amortization (Note 7)	45,127	49,138	141,849	148,959
Non-cash portion of restructuring costs related tospecific items (Note 8)	-	692	-	692
Deferred credits	-	-	-	(781)
Future income taxes	19,884	1,956	18,762	(11,768)
Foreign exchange loss	11	2,827	1,722	2,185
Stock-based compensation expense (Note 4b))	3,732	2,347	11,069	8,641
Gain on sale of assets	-	-	-	(10,475)
Non-controlling interest, net of income tax	53	-	53	-
Net change in non-cash working capital items	1,397	14,691	85,493	9,319
Cash provided by operating activities	134,637	107,595	429,773	253,773

Investing activities
Business acquisitions (net of cash acquired) (Note 6a))	(11,750)	(14,845)	(11,880)	(20,222)
Proceeds from sale of assets and businesses	-	-	-	27,559
Purchase of capital assets	(19,455)	(5,055)	(35,563)	(27,009)
Proceeds from disposal of capital assets	-	-	277	448
Addition to contract costs	(7,563)	(10,158)	(17,140)	(27,436)
Proceeds from disposal of contract costs	-	-	2,143	-
Additions to finite-life intangibles and other long-term assets	(15,744)	(14,765)	(55,225)	(50,059)
Decrease in other long-term assets	302	314	640	2,394
Cash used in investing activities	(54,210)	(44,509)	(116,748)	(94,325)

Financing activities
Increase in credit facilities (Note 3)	475	-	30,008	738,605
Repayment of credit facilities	(69,666)	(129,449)	(323,648)	(158,944)
Repayment of long-term debt	(1,661)	(2,888)	(5,817)	(10,098)
Repurchase of Class A subordinate shares (including share purchase costs)	(15,202)	-	(70,442)	(873,175)
Issuance of shares (net of share issue costs)	13,477	25,058	35,574	57,792
Cash used in financing activities	(72,577)	(107,279)	(334,325)	(245,820)
Effect of foreign exchange rate changes on cash andcash equivalents	(4,976)	697	2,269	407
Net increase (decrease) in cash and cash equivalents	2,874	(43,496)	(19,031)	(85,965)
Cash and cash equivalents, beginning of period	93,824	197,990	115,729	240,459
Cash and cash equivalents, end of period	96,698	154,494	96,698	154,494
Interest paid	4,905	6,457	27,744	25,154
Income taxes paid	6,300	18,193	30,226	59,935

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

1.	Summary of significant accounting policies

The interim consolidated financial statements for the three and nine months ended June 30, 2007 and 2006, are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles (“GAAP”) for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended
September 30, 2006. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2006, except for new accounting policies that have been adopted effective October 1, 2006.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Change in accounting policies

The Canadian Institute of Chartered Accountants (“CICA”) has issued the following new Handbook Sections which were effective for interim periods beginning on or after
October 1, 2006:

a)
Section 3855, “Financial Instruments – Recognition and Measurement”, describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, loans and receivables, and derivative financial instruments are measured at their fair values. All financial liabilities are measured at their fair values when they are classified as held for trading purposes. Otherwise, they are measured at their carrying value. The impact of the adoption of this new section did not have a significant effect on the consolidated financial statements.

b)
Section 1530, “Comprehensive Income”, and Section 3251, “Equity”. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, “Equity”, replaces Section 3250, “Surplus”, and establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section 1530, “Comprehensive Income”. Upon adoption of this section, the consolidated financial statements now include a statement of comprehensive income. The comparative financial statements are restated to reflect application of this section for changes in the balances of the foreign currency translation related to self-sustaining foreign operations.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

1.         Summary of significant accounting policies (continued)

Change in accounting policies (continued)

c)
Section 3865, “Hedges”, describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The impact of the adoption of this new section did not have a significant effect on the consolidated financial statements.

Future accounting changes

The CICA has issued the following new Handbook Sections which are effective for interim periods beginning on or after October 1, 2007:

a)
Section 3862, “Financial Instruments — Disclosures”, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

b)
Section 3863, “Financial Instruments — Presentation”, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation-related requirements of Section 3861 “Financial Instruments — Disclosure and Presentation”. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

c)
Section 1535, “Capital disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

2.	Finite-life intangibles and other long-term assets

	As at June 30, 2007			As at September 30, 2006
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Internal software	79,361	37,529	41,832	77,874	34,724	43,150
Business solutions	282,425	106,933	175,492	258,566	80,103	178,463
Software licenses	132,994	95,010	37,984	120,557	78,373	42,184
Customer relationships and other	366,854	159,105	207,749	367,404	131,596	235,808
Finite-life intangibles	861,634	398,577	463,057	824,401	324,796	499,605

Deferred financing fees			3,742			6,475
Deferred compensation plan			12,555			9,943
Long-term maintenance agreements			9,213			3,294
Other			3,454			4,015
Other long-term assets			28,964			23,727
Total finite-life intangibles and other long-term assets			492,021			523,332

3.	Credit facilities

The Company has available an unsecured revolving credit facility for an amount of $1,000,000,000 maturing in December 2009. This agreement is comprised of a Canadian tranche with a limit of $850,000,000 and a U.S. tranche equivalent to $150,000,000. The interest rate charged is determined by the denomination of the amount drawn. As at June 30, 2007, an amount of $295,000,000 has been drawn upon this facility. Also, an amount of $15,500,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. In addition to the revolving credit facility, the Company has demand lines of credit in the amounts of $25,000,000 and £2,000,000 available. As at June 30, 2007, no amount has been drawn upon these facilities.

The long-term debt agreements contain covenants that require the Company to maintain certain financial ratios. At June 30, 2007, the Company is in compliance with the covenants of its credit facilities and other long-term debt.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

4.	Capital stock, stock options and earnings per share

a)         Capital stock

Changes in Class A subordinate and the Class B shares were as follows:

Class A subordinate shares			Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
Balance, as at October 1, 2006	297,484,885	1,319,882	34,208,159	47,724	331,693,044	1,367,606
Repurchased and cancelled(1)	(7,597,600)	(29,969)	-	-	(7,597,600)	(29,969)
Issued upon exercise of options(2)	4,755,482	48,748	-	-	4,755,482	48,748
Balance, as at June 30, 2007	294,642,767	1,338,661	34,208,159	47,724	328,850,926	1,386,385

(1)
On January 30, 2007 and January 31, 2006, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 29,091,303 and 29,288,443 Class A subordinate shares, respectively. During the nine months ended June 30, 2007, the Company repurchased 6,692,500 Class A subordinate shares for $63,781,000, including a redemption fee of $117,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $33,812,000, was charged to retained earnings.

(2)
The carrying value of Class A subordinate shares includes $11,975,000 ($3,421,000 for the year ended September 30, 2006) which corresponds to a reduction in contributed surplus representing the value of compensation cost associated with the options exercised since inception and the value of exercised options assumed in connection with acquisitions.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

4.	Capital stock, stock options and earnings per share (continued)

b)  Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Options generally vest one year from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended June 30		Nine months ended June 30
	2007	2006	2007	2006
Compensation expense ($)	3,732	2,347	11,069	8,641
Dividend yield	0.00%	0.00%	0.00%	0.00%
Expected volatility	28.10%	31.40%	29.50%	38.20%
Risk-free interest rate	4.15%	4.30%	3.90%	3.89%
Expected life (years)	5	5	5	5
Weighted average grant date fair values ($)	3.44	2.93	2.60	3.43

The following table presents information concerning all outstanding stock options granted by the Company:

Number of options	Nine months ended June 30, 2007	Twelve months ended September 30, 2006
Outstanding, beginning of period	29,956,711	26,538,654
Granted	3,949,038	8,738,601
Exercised	(4,755,482)	(1,220,820)
Forfeited and expired	(3,760,010)	(4,099,724)
Outstanding, end of period	25,390,257	29,956,711

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

4.     Capital stock, stock options and earnings per share (continued)

c)             Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30, 2007			Three months ended June 30, 2006
	Net earnings (numerator)	Weighted average number of shares outstanding (denominator)(1)	Earnings per share	Net earnings (numerator)	Weighted average number of shares outstanding (denominator)(1)	Earnings per share
	$		$	$		$
Basic	64,433	328,830,594	0.20	35,944	338,714,368	0.11
Dilutive options (2)		6,698,779			800,958
Dilutive warrants (2)		-			49,812
Diluted	64,433	335,529,373	0.19	35,944	339,565,138	0.11

	Nine months ended June 30, 2007			Nine months ended June 30, 2006
	Net earnings (numerator)	Weighted average number of shares outstanding (denominator)(1)	Earnings per share	Net earnings (numerator)	Weighted average number of shares outstanding (denominator)(1)	Earnings per share
	$		$	$		$
Basic	170,825	329,451,399	0.52	107,001	371,656,027	0.29
Dilutive options (2)		3,963,459			1,565,693
Dilutive warrants (2)		-			1,102,064
Diluted	170,825	333,414,858	0.51	107,001	374,323,784	0.29

(1)
The 6,692,500 Class A subordinate shares repurchased during the nine months ended June 30, 2007 (100,000,000 during the nine months ended June 30, 2006), were excluded from the calculation of earnings per share as of the date of repurchase.

(2)
The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 1,968,342 and 3,322,394 for the three and nine months ended June 30, 2007, respectively and 24,375,869 and 18,584,096 for the three and nine months ended June 30, 2006, respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

5.     Accumulated other comprehensive loss

	Three months ended June 30, 2007			Nine months ended June 30, 2007
	Balance, as at April 1, 2007	Net changes incurred during the three months	Balance, as at June 30, 2007	Balance, as at October 1, 2006	Net changes incurred during the nine months	Balance, as at June 30, 2007
	$		$	$		$
Net change in unrealized gains on translating financial statements of self-sustaining foreign operations	(266,632)	(101,738)	(368,370)	(324,297)	(44,073)	(368,370)
Net change in gains on translation of long-term debt designated as a hedge of net investment in self-sustaining foreign operations	29,000	14,458	43,458	35,074	8,384	43,458
	(237,632)	(87,280)	(324,912)	(289,223)	(35,689)	(324,912)

6.     Investments in subsidiaries and joint ventures

a)	Acquisitions
For all business acquisitions, the Company begins recording the results of operations of the acquired entities as of their respective effective acquisition dates.

On May 3, 2007, the Company acquired all outstanding shares of Codesic Consulting (“Codesic”), an information technology (“IT”) services firm in Seattle, Washington, for an aggregate cash consideration of $24,202,000 of which $12,450,000 has already been paid. The amount assigned to non-deductible goodwill is $15,917,000 and is included in the IT services line of business. The remaining cash consideration is payable over a term of two years based on future conditions. The purchase price allocation is preliminary and based on the Company’s management’s best estimates. Recognized for its depth of business and IT knowledge, Codesic assists its clients by managing strategic initiatives, integrating technology with business, and supporting critical computing environments.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

6.    Investments in subsidiaries and joint ventures (continued)

a)	Acquisitions (continued)
On April 19, 2007, the Company modified its agreement between shareholders of Conseillers en informatique d’affaires (“CIA”), a provider of IT services primarily in the government and financial sectors. As a result of the modification, the Company is in a position to exercise unilateral control over CIA. Accordingly, the Company began using the consolidation method to account for its investment of 60.69%. Prior to April 19, 2007, the investment qualified as a joint venture and the Company used the proportionate consolidation method to account for it. Under the agreement, the Company has committed to purchase the remaining 39.31% of shares of CIA by October 1, 2011. The Company will amend its commitments for the predetermined price based on the fair value of the remaining interest.

b)	Modifications to purchase price allocations
During the nine months ended June 30, 2007, the Company modified the purchase price allocation and made adjustments relating to certain business acquisitions, resulting in a net decrease of integration charges, future income tax assets, cash and non-cash working capital items of $6,654,000, $2,540,000, $130,000 and $118,000, respectively, and a net increase of finite-life intangibles of $191,000, whereas goodwill decreased by $4,057,000.

c)	Balance of integration charges
For American Management Systems, Incorporated and Cognicase Inc., the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities as well as in accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, as at October 1, 2006	35,010	2,287	37,297
Adjustments to initial provision(1)	(3,368)	(411)	(3,779)
Foreign currency translation adjustment	(401)	(1)	(402)
Paid during the nine-month period	(7,395)	(11)	(7,406)
Balance, as at June 30, 2007(2)	23,846	1,864	25,710

(1)	This has been recorded as a decrease of goodwill. This amount includes the amount of goodwill decrease presented in Note 6 b).

(2)	Of the total balance remaining, $7,503,000 is included in accounts payable and accrued liabilities and$18,207,000 is included in accrued integration charges and other long-term liabilities.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

7.	Amortization

	Three months ended June 30		Nine months ended June 30
	2007	2006	2007	2006
	$	$	$	$
Amortization of capital assets	7,269	7,573	23,958	25,512
Amortization of contract costs related to transition costs	5,285	4,055	14,692	12,044
Amortization of finite-life intangibles	27,439	30,839	85,459	91,087
Impairment of finite-life intangibles(1)	-	-	-	997
	39,993	42,467	124,109	129,640
Amortization of contract costs related to incentives (presented as reduction of revenue)	4,759	6,221	16,617	18,279
Amortization of other long-term assets (presented in interest on long-term debt)	375	450	1,123	1,040

	45,127	49,138	141,849	148,959

(1)	The impairments of finite-life intangibles relate to certain non-performing assets that are no longer expected to provide future value.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

8.	Restructuring costs related to specific items

On March 29, 2006, the Company announced a restructuring plan impacting members located primarily in Montreal and Toronto, of which a significant portion was related to lower than expected BCE Inc. (“BCE”) work volumes. The program ended December 31, 2006.

The following table shows the details of the restructuring costs related to specific items recorded in the statement of earnings during the nine months ended June 30, 2007:

	Severance	Consolidation and closure of facilities	Total
	$	$	$
IT services	9,172	6,700	15,872
BPS	166	5,328	5,494
Corporate	1,677	446	2,123
Restructuring costs related to specific items	11,015	12,474	23,489
BCE contribution(1)	(479)	-	(479)
Total restructuring costs related to specific items(2)	10,536	12,474	23,010

(1)	The BCE contribution has been received as at June 30, 2007.

(2)	Since the program ended December 31, 2006, no restructuring costs were incurred between January 1, 2007 and June 30, 2007.

The following table shows the components of the restructuring provision, included in accrued compensation, in accounts payable and accrued liabilities as well as in accrued integration charges and other long-term liabilities:

	Severance	Consolidation and closure of facilities	Total
	$	$	$
Balance, as at October 1, 2006	8,602	5,445	14,047
New restructuring costs related to specific items	11,015	12,474	23,489
Foreign currency translation adjustment	86	170	256
Paid during the nine month period	(17,156)	(7,305)	(24,461)
Balance, as at June 30, 2007(1)	2,547	10,784	13,331

(1)
Of the total balance remaining, $2,547,000 is included in accrued compensation, $4,657,000 is included in accounts payable and accrued liabilities and $6,127,000 is included in accrued integration charges and other long-term liabilities.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

9.	Segmented information

The Company has two lines of business (“LOB”): IT services and business process services (“BPS”), in addition to Corporate services. The focus of these LOBs is as follows:
– The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing to clients located in North America, Europe and Asia Pacific. The Company professionals and centers of excellence facilities in North America, Europe and India also provide IT and BPS services to clients as an integral part of our homeshore, nearshore and offshore delivery model.
– Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended June 30, 2007	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	818,990	114,328	-	933,318
Earnings (loss) before interest on long-term debt, other income, non-controlling interest, net of income taxes and income taxes (1)	105,727	14,861	(16,030)	104,558
Total assets	2,783,515	623,933	221,663	3,629,111

(1)	Amortization included in IT services, BPS and Corporate is $35,953,000, $5,430,000 and $3,369,000, respectively.

As at and for the three months ended June 30, 2006	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	751,567	114,937	-	866,504
Earnings (loss) before restructuring costs related to specific items, interest on long-term debt, other income, gain on sale of assets and income taxes(1)	85,647	13,103	(21,108)	77,642
Total assets	2,896,739	704,103	267,553	3,868,395

(1)	Amortization included in IT services, BPS and Corporate is $39,377,000, $6,893,000 and $2,418,000, respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

9.    Segmented information (continued)

As at and for the nine months ended June 30, 2007	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	2,440,716	348,004	-	2,788,720
Earnings (loss) before interest on long-term debt, other income, non-controlling interest, net of tax and income taxes (1)	312,616	43,034	(49,363)	306,287
Total assets	2,783,515	623,933	221,663	3,629,111
(1)	Amortization included in IT services, BPS and Corporate is $115,431,000, $16,331,000 and $8,964,000, respectively.

As at and for the nine months ended June 30, 2006	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	2,276,612	355,191	-	2,631,803
Earnings (loss) before restructuring costs related to specific items, interest on long-term debt, other income, gain on sale of assets and income taxes (1)	241,007	38,631	(60,423)	219,215
Total assets	2,896,739	704,103	267,553	3,868,395
(1)	Amortization included in IT services, BPS and Corporate is $122,877,000, $17,183,000 and $7,859,000, respectively.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual consolidated financial statements of the Company for the year ended September 30, 2006. The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were made to third parties.

10.	Guarantees

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at June 30, 2007, the Company provided a total of $82,677,000 of these bonds. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

10.   Guarantees (continued)

As at June 30, 2007, the Company has also entered into agreements for a total of $4,259,000 that include indemnities in favour of third parties, mostly tax indemnities. The income tax liability is accounted for as at June 30, 2007.

11.	Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

The material differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are detailed in the table below. The Company's most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and U.S. GAAP applicable as at September 30, 2006.

	Three months ended June 30		Nine months ended June 30
	2007	2006	2007	2006
Reconciliation of net earnings:	$	$	$	$
Net earnings - Canadian GAAP	64,433	35,944	170,825	107,001
Adjustments for:
Warrants	351	351	1,053	1,053
Other	378	477	1,061	887
Net earnings – U.S. GAAP	65,162	36,772	172,939	108,941
Basic earnings per share – U.S. GAAP	0.20	0.11	0.53	0.29
Diluted earnings per share – U.S. GAAP	0.19	0.11	0.52	0.29

Net earnings – U.S. GAAP	65,162	36,772	172,939	108,941
Other comprehensive income Foreign currency translation adjustment	(87,280)	(41,501)	(35,689)	(36,805)
Comprehensive income – U.S. GAAP	(22,118)	(4,729)	137,250	72,136

	As at June 30, 2007	As at September 30, 2006
	$	$
Reconciliation of shareholders’ equity:
Shareholders’ equity - Canadian GAAP	1,867,217	1,748,020
Adjustments for:
Stock-based compensation	58,411	58,411
Warrants	(4,022)	(5,075)
Unearned compensation	(3,694)	(3,694)
Integration costs	(6,606)	(6,606)
Goodwill	28,078	28,078
Income taxes and adjustment for change in accounting policy	9,715	9,715
Other	(7,165)	(8,225)
Shareholders’ equity – U.S. GAAP	1,941,934	1,820,624